EXHIBIT 99.3

CONSENT OF DONALD BUBAR

The undersigned hereby consents to reference to the undersigned in the material change report dated May 14, 2012, of Avalon Rare Metals Inc. (the “Company”), incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with information relating to the drilling and resource update of the Company.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ Donald Bubar By: Donald Bubar Title: President and Chief Executive Officer

Date: May 14, 2012